UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment. No. 2)

HIGHLANDS REIT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43110A 104

(CUSIP Number of Class of Securities)

Robert J. Lange

Executive Vice President, Chief Operating Officer

and General Counsel

1 South Dearborn Street, 20th Floor

Chicago, Illinois 60603

(312) 583-7990

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Evan Hudson

Alston & Bird LLP

90 Park Avenue

New York, New York 10016

(212) 210-9400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) by Highlands REIT, Inc., a Maryland corporation (the “Company”) on October 24, 2023, as amended on November 8, 2023. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 2023, as amended on November 8 and 20, 2023 (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended on November 20, 2023 (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer.” The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The purpose of this Amendment No. 2 is to amend the Offer to (1) decrease the price range at which the Company will purchase the Company’s common stock, par value $0.01 per share (the “Shares”) pursuant to the Offer to a range of not greater than $0.14 nor less than $0.12 per Share and (2) increase the dollar amount being sought in the Offer from up to $20 million to up to $25 million in value of Shares. The Company has also extended the expiration date of the Offer to 11:59 p.m., New York City time, on Wednesday, December 6, 2023.

Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Summary Advertisement in the New York Times (the “Summary Advertisement”) and the other exhibits to the Schedule TO remains unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. You should read Amendment No. 2 together with the Schedule TO, as amended by Amendment No. 1 to the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Amendments to the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO

Changes to the Offer

This Amendment No. 2 is being filed to amend the Offer as follows:

•	All references in the Offer to Purchase and in the related Offer documents to the aggregate dollar amount sought in the Offer now mean an aggregate dollar amount of up to $25.0 million in value of Shares;
•	All references in the Offer to Purchase and in the related Offer documents to the price range for the Offer or the price at which the Company is offering to purchase Shares now mean a price of not greater than $0.14 nor less than $0.12 per Share (previously not greater than $0.17 nor less than $0.12 per Share);
•	All references to the “Expiration Date” in the Offer to Purchase and in the related Offer documents now mean 11:59 p.m., New York City time, on Wednesday, December 6, 2023 (previously, the Offer was scheduled to expire on Tuesday, November 21, 2023);
•	All references in the Offer to Purchase and in the related Offer documents to the maximum price or maximum Purchase Price in the Offer (previously $0.17 per Share) now mean a maximum price or maximum Purchase Price of $0.14 per Share;
•	All references in the Offer to Purchase to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed and the Purchase Price is determined to be $0.12, now mean 208,333,333 (and such number of Shares represents approximately 23.4% of the total number of Shares outstanding as of October 23, 2023);
•	All references in the Offer to Purchase to the approximate number of Shares to be purchased under the Offer, if the Offer is fully subscribed and the Purchase Price is determined to be $0.14, now mean 178,571,429 (and such number of Shares represents approximately 20% of the total number of Shares outstanding as of October 23, 2023);

•	All references in the Offer to Purchase to the approximate increase in the dollar value of the Offer if the Company exercises its right to purchase up to an additional 2% of the outstanding shares, assuming a Purchase Price at the high end of the range, now mean $2,488,080 (previously $3.0 million);
•	All references in the Offer to Purchase and in the related Offer documents to the Letter of Transmittal are revised to be the Amended Letter of Transmittal.

Additional Amendments to the Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

The Offer - Section 6 - Conditions of the Offer

On page 21, the last sub-bullet is restated as follows: “any general suspension of trading in securities on any U.S. national securities exchange or in the over-the-counter market;”

The Offer – Section 14 – Certain Information About the Company

On page 28, the second bullet under “Incorporation by Reference” is restated as follows: “Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023;”

On page 28, the third bullet under “Incorporation by Reference” is restated as follows: “Our Current Reports on Form 8-K filed with the SEC on January 6, 2023, April 14, 2023, June 9, 2023, July 12, 2023, September 26, 2023, and October 24, 2023; and”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(1)(H)	Amended Letter of Transmittal
(a)(1)(I)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2023
(a)(1)(J)	Form of Letter to Clients, dated November 20, 2023
(a)(5)(B)	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated November 20, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2023	Highlands REIT, Inc.

	By:	/s/ Robert J. Lange
Robert J. Lange
Executive Vice President, Chief Operating Officer and General Counsel

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 24, 2023

(a)(1)(B)**	Letter of Transmittal

(a)(1)(C)**	Important Instructions and Information, dated October 24, 2023

(a)(1)(D)**	Odd Lot Certification Form

(a)(1)(E)**	Form of Withdrawal Letter

(a)(1)(F)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 24, 2023

(a)(1)(G)**	Form of Letter to Clients, dated October 24, 2023

(a)(1)(H)*	Amended Letter of Transmittal

(a)(1)(I)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2023

(a)(1)(J)*	Form of Letter to Clients, dated November 20, 2023

(a)(5)(A)**	Summary Advertisement in New York Times, dated October 24, 2023

(a)(5)(B)*	Letter to Stockholders from the President and Chief Executive Officer of the Company, dated November 20, 2023

(d)(1)	Highlands REIT, Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(2)	First Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated May 10, 2016 (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on May 10, 2016)

(d)(3)	Second Amendment to Highlands REIT, Inc. 2016 Incentive Award Plan, dated August 12, 2021 (incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on August 12, 2021)

(d)(4)	Highlands REIT, Inc. Retention Bonus Plan, dated August 9, 2016 (incorporated by reference to Exhibit 10.10 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 12, 2016)

(d)(5)	Highlands REIT, Inc. Director Compensation Program (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-12G/A, as filed by the Company with the SEC on April 8, 2016)

(d)(6)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(7)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(8)	Amended and Restated Employment Agreement, dated November 7, 2018, by and between Highlands REIT, Inc. and Paul Melkus (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 8, 2018)

(d)(9)	Offer Letter, dated June 6, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(10)	Change in Control and Severance Agreement, dated as of July 8, 2019, by and between Highlands REIT, Inc. and Kimberly A. Karas (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 2019)

(d)(11)	Separation Agreement and General Release, dated November 4, 2020, by and between Highlands REIT, Inc. and Paul A. Melkus (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 4, 2020)

(d)(12)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Richard Vance (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

(d)(13)	Amended and Restated Employment Agreement, dated April 12, 2023, by and between Highlands REIT, Inc. and Robert J. Lange (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 2023)

107**	Calculation of Filing Fee Table

*Filed herewith.

** Filed previously.